

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Christopher S. Thunander
Chief Accounting Officer and Corporate Controller
Surgalign Holdings, Inc.
520 Lake Cook Road , Suite 315
Deerfield, IL 60015

     Re: Surgalign Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 16, 2021
          File No. 001-38832

Dear Mr. Thunander:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences